SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 14f

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING



Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.


                        Commission File number:000-30799

                            WORLDWIDE EQUIPMENT CORP.
             (Exact name of registrant as specified in its charter)

Florida                                                59-3191053
----------                                             ---------
State or Other Jurisdiction                          (I.R.S. Employer
of incorporation or organization)                    Identification Number)

599 W. Hartsdale Avenue, Suite #201, White Plains, NY  10607
-------------------------------------------------------------
(Address of principal Executive Offices     Zip Code)

Registrant's telephone number, including area code: (914) 428-8191


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


VOTING SHARES OUTSTANDING

     As of December 18, 2000, there were 1,357,874 voting shares of the Registrant's common stock outstanding, its only class of voting securities, each share entitling the holder thereof to one vote. On October 30, 2000, Worldwide held a special meeting of its shareholders. At this meeting and through the solicitation of proxies, Worldwide voted to effect a 50 to 1 reverse stock split of all outstanding common stock. The reverse stock split was approved by 72.5% of the outstanding shares of Worldwide. 48,467,245 shares of the 66,891,353 total shares outstanding as of the record date were voted in favor of the reverse split, while 2,220,924 were voted against. 1,357,874 shares were issued and outstanding after the 50-1 reverse stock split effective November 10, 2000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of December 13, 2000, the following persons were known by the Registrant to own or control beneficially more than five percent of its outstanding common stock, its only class of voting stock. The table also shows those who will own
5% or more of the common stock, post transaction. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:

Name and Address of                         Number of           Percent of        Number of         Percent of
Beneficial Owner                          Shares Owned          Shares Owned      Shares Owned      Shares Owned
                                          Beneficially          Pre-transaction   Beneficially      Post-transaction
                                          and of Record                           and of Record     (see "Changes in Control
                                          Pre-transaction                         Post-transaction   of Registrant" below)
----------------------------------------------------------------------------------------------------------------------------

Mitchell Hymowitz                             46,000 (1)        3.4%                246,000 (2)          2.1%
President & Director
11 Genesee Trail
Harrison, NY  10528

Brett Holdings, Inc.(3)                      111,911            8.2%                 111,911             1.4%
2600 N. Military Trail, Suite 206
Boca Raton, FL  33431
----------------------------------------------------------------------------------------------------------------------------
Previous officers & directors                 46,000 (1)        3.4%                246,000 (2)          2.1%
as a group

(1) The number of shares include
options exercisable within 60 days
(4,000) computed under Section 13(d).

(2) The number of shares include
options exercisable within 60 days
(4,000) and additional options (200,000) exercisable within 60 days that will be issued post transaction.

(3)  The interest held by Brett Holdings excludes
175,000 shares of common stock
that will be received by Ocean Crest Merchants
Group upon conversion of the promissory note held by Ocean Crest. The note is not convertible until the earlier of March 2001. Elliot Loewenstern, the president and principal of Brett Holdings is also the president and principal of Ocean Crest.

============================================================================================================================

                                       2

============================================================================================================================

Shyam B. Paryani, MD (3)(5)                        0             0%                 401,098              3.6%

Jeffrey A. Goffman (3)                             0             0%               1,025,000              9.2%

Richard Padelford (3)                              0             0%                 125,000              1.1%

Randy C. Sklar (3)                                 0             0%                       0              0%

W. Brian Fuery (3)                                 0             0%                 642,833              5.7%

Stanley A. Trotman, Jr. (3)                        0             0%                 103,400              .9%

Gordon C. Rausser, Ph.D. (3)                       0             0%                 124,500              1.1%

Charles J. Jacobson (3)                            0             0%                 125,000              1.1%

John J. Fuery, MD (3)                              0             0%               1,573,834              14%

John H. Zeeman (3)                                 0             0%                       0              0%

John W. Wells, Jr. (2)(3)                          0             0%                 129,634              1.1%

----------------------------------------------------------------------------------------------------------------------------
New officers & directors                           0             0%               4,250,299              37.8%
as a group
============================================================================================================================

                                                     PREFERRED STOCK

DVI Preferred Series A  (4)                        0             0%               1,250,000              11% (*)

Preferred Series C (5)                             0             0%               1,923,076              17% (*)

============================================================================================================================

(*) If converted to common stock and all options have bee exercised and all preferred stock is converted to common.

(3)  Director - Post U.S. Cancer Care, Inc. business combination.

(4)  DVI Preferred series A stock convertible into 1,250,000 common shares.

(5) The Preferred C series stock is convertible into 1,923,076 common shares of which Shyam B. Paryani, MD. and John W. Wells, Jr. will each own 320,513 shares that are excluded in their total, because such stock may not be converted within 60 days of date hereof.



                                       3

CHANGES IN CONTROL OF REGISTRANT

     U.S. Cancer Care, Inc. ("USCC") a Delaware Corporation, entered into an agreement for exchange of stock with Worldwide Equipment Corp. (WEC) whereby USCC exchanged 100% of USCC shares for 6,741,942 shares of WEC, representing 83.24% of the outstanding common shares; (ii) all the series A preferred stock of U.S. Cancer Care, Inc. shall be exchanged for 1000 Series B voting preferred shares of Worldwide Equipment Corp. and (iii) all the Series B preferred stock of U.S. Cancer Care shall be exchanged for 1000 Series C voting preferred shares of Worldwide Equipment Corp., and all the Series C preferred stock of U.S. Cancer Care shall be exchanged for 1000 Series D voting preferred shares of Worldwide Equipment Corp. The transaction is pending shareholder approval by U.S. Cancer Care, Inc.


                        DIRECTORS AND EXECUTIVE OFFICERS

         The current Directors and Executive officers of Registrant are:

         Mitchell Hymowitz              President, CFO & Director


LEGAL PROCEEDINGS

     No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

MANAGEMENT

Identification of Directors to be appointed without shareholder meeting

     After the filing of this Form and Notice to shareholders the present Director of Worldwide Equipment Corp., Mitchell Hymowitz, will resign, effective ten days after mailing of this Notice to Shareholders.

     The persons who will become directors of the Registrant, effective ten days from mailing of this notice, and their ages, are as follows:

   Name                           Age
   ----                           ---
Shyam B. Paryani, MD (3)           45        Director
Jeffrey A. Goffman                 42        Director
W. Brian Fuery(1)                  41        Director
Stanley A. Trotman, Jr.(1)(2)      57        Director
Gordon C. Rausser, Ph.D.(2)        55        Director
Charles J. Jacobson(1)(2)          60        Director
John J. Fuery, MD(3)               76        Director
John H. Zeeman(1)(2)               72        Director
John W. Wells, Jr., MD             46        Director

     The following persons will be appointed as officers of Worldwide Equipment Corp. concurrent with the business combination with U.S. Cancer Care, Inc.:

Shyam B. Paryani, MD(3)            45        Chairman of the Board & Chairman
                                             of the Medical Advisory Board
Jeffrey A. Goffman                 42        Chief Executive Officer & Secretary
Richard Padelford                  39        President & Chief Operating Officer
Randy C. Sklar                     46        Executive Vice President &
                                             Chief Development Officer
Douglas McBride                    37        Vice President & Chief Information
                                             Officer
W. Brian Fuery                     41        Vice Chairman


(1) Mr. Zeeman is a Director elect contingent upon a Preferred Stock investment effective with the Worldwide Equipment Corp. merger
(2) Dr. Wells is a Director elect if the proposed acquisition in Jacksonville Beach, Florida, which is under contract to U.S. Cancer Care, Inc., is completed.

BUSINESS EXPERIENCE

     The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors and officers of Worldwide Equipment Corp., indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

     SHYAM B.  PARYANI,  MD.  Shyam B.  Paryani,  MD,  Chairman  of the Board of
Directors and Chairman of the Medical Advisory Board. Dr. Paryani is Board-Certified in radiation oncology and is currently the Medical Director of the Florida Radiation Oncology Group, and Co-Director of the Williams Cancer Center at Baptist Medical Center, and Florida Cancer Center (FCC)-Wells, FCC-Beaches, FCC-St. Johns, FCC-Orange Park, and FCC-Palatka. Dr. Paryani received his undergraduate and medical degrees from the University of Florida, Gainesville. He received his radiation oncology training at Stanford University. Dr. Paryani is actively involved in the community and serves on the Board of Directors of the Baptist Health Foundation, the American Cancer Society, the Memorial Hospital Medical Board, and the Northeast Hospice Acquanimatas Board.

     JEFFREY A. GOFFMAN. Jeffrey A. Goffman is Chief Executive Officer, Secretary and a Director of U.S. Cancer Care, Inc. Mr. Goffman was a founder of the Company pursuant to U.S. Cancer Care's formation in May 1998. Mr. Goffman was Vice Chairman of U.S. Cancer Care, Inc. from May 1998 until November 2000. Mr. Goffman was the founder of US Diagnostic, Inc. (NASDAQ: USDL), a leading provider and consolidator of outpatient diagnostic imaging facilities. From inception in June 1993 until 1997, Mr. Goffman served as USDL's Chairman and Chief Executive Officer. Mr. Goffman was one of the founding partners of Goffman and Associates, Certified Public Accountants, PC, an accounting firm in New York. Mr. Goffman is an inactive Certified Public Accountant licensed in New York and Florida and holds a degree in Accounting from the University of Hartford. Mr. Goffman is a member of the American Institute of Certified Public Accountants, the New York Society of Certified Accountants, and the Florida Institute of Certified Public Accountants.

     Pursuant to Mr. Goffman previous role as CEO of USDL, whereby Mr. Goffman while relying upon opinion of counsel did not disclose the background of a certain consultant deemed to be an officer; Mr. Goffman without admitting or denying the allegations, entered into a settlement, in December 2000, whereby Mr. Goffman entered into a consent order with the Securities and Exchange Commission pursuant to Section 8 A of the Securities Act and 21 C of the Exchange Act which he has agreed to cease and desist from committing or causing any violation and any future violation of Section 17(a)(2) and (a)(3) of the Securities Act and from causing any violation and any future violation of Sections 13(a) and 14(a) of the Exchange Act.

     RICHARD PADELFORD. Richard Padelford is the President and Chief Operating Officer of U.S. Cancer Care, Inc. Mr. Padelford has been with U.S. Cancer Care, Inc. and its predecessor since 1991, managing the operations of its regional network in California. Prior to joining U.S. Cancer Care, Inc., Mr. Padelford directed the implementation of telecommunication products for Pacific Bell & Telephone Co. He was integrally involved in the deregulation of the long-distance market and worked closely with Bellcore Laboratories on the creation of new information system management tools. Mr. Padelford has provided billing consulting and information systems to radiation oncologists nationally. Mr. Padelford has developed proprietary information systems integrating them with commercial computer and telecommunications technologies to enhance network communication and efficiency, including ROSCOE(TM)that was purchased by the Company. Mr. Padelford holds a MBA from Golden Gate University, San Francisco, and a Bachelor of Arts degree in Economics from California State University, Hayward.

     RANDY C. SKLAR. Randy Sklar is the Executive Vice President and Chief Development Officer. Mr. Sklar was the Executive Vice President of Business Development of U. S. Diagnostic, Inc. ("USDL") from July 1996 to June 1998. From 1992 to July 1996, Mr. Sklar held the same position at MediTek Health Corporation ("MediTek"), a wholly owned subsidiary of HEICO, Inc. While at MediTek, he concurrently held the position of Vice President with MediTek Therapy Inc., a wholly owned subsidiary of MediTek, which distributed physical therapy equipment, where he was responsible for sales and marketing. His introduction to the healthcare industry came when he served as Regional Manager for Baxter Health Care. Prior to that, he was primarily involved in commercial lending with US Leasing Corporation as an Area Manager, and Sanwa Bank as an Account Officer. Mr. Sklar holds a degree in Finance from Rider University.

     DOUGLAS MCBRIDE. Mr. McBride is the Vice President and Chief Information Officer of U.S. Cancer Care, Inc. Mr. McBride has over fifteen years of experience managing all aspect of Information Systems, including architecture planning and design, and all aspects of designing, implementing and managing IS systems, applications and networks. Mr. McBride's experience also encompasses the spectrum of management for legacy systems and legacy integration, mini-servers, and full client/server implementations. Prior to joining the company in May 1998, Mr. McBride held managerial positions of increasing responsibility in Information Systems at Southwestern Bell from April 1997 to May 1998 and at Pacific Bell from 1986 to 1996. Mr. McBride has a Bachelor of Science degree from the University of California, Berkeley.

     W. BRIAN FUERY. W. Brian Fuery is a Director and the Vice Chairman of U.S. Cancer Care, Inc. Mr. Fuery was Chief Executive Officer and President of U.S. Cancer Care, Inc. from May 1998 until November 2000. U.S. Cancer Care, Inc. and Mr. Fuery are in partnership with Kaiser Permanente to develop additional cancer care facilities in Northern California. Mr. Fuery was Chief Executive Officer of Radiation Oncology Centers, Inc. ("ROC"), from 1990 to May 1998, when ROC merged with United States Cancer Care ("USCC"). During that tenure, Mr. Fuery established the existing radiation oncology network in northern California. Mr. Fuery is a licensed Certified Public Accountant. In 1986, Mr. Fuery began his own tax practice and managed, on a part-time basis, the small operations of USCC. As the opportunities in healthcare increased, he sold his tax practice in 1988 and began working for USCC full-time. Prior to 1996, Mr. Fuery developed the radiation oncology network in Northern California, consisting of nine offices and four-outpatient radiation therapy treatment centers. Prior to 1986, Mr. Fuery was employed by Price Waterhouse. Mr. Fuery holds a Bachelor of Science degree in Accounting and Information Sciences from California State University, Hayward.

     STANLEY A. TROTMAN, JR. Stanley Trotman, Jr. is a director of U.S. Cancer Care, Inc. Since March 1995, Mr. Trotman has been the Managing Director of the healthcare group at Paine Webber Inc., an investment banking firm. From April 1990 to March 1995, Mr. Trotman was a co-director of Kidder Peabody & Company's healthcare group. Formerly, he was head of the healthcare group at Drexel Burnham Lambert, Inc., where he was employed for approximately 22 years. Mr. Trotman is a director of American Shared Hospital Services, Inc. He received his undergraduate degree from Yale University in 1965; and in 1967 received his MBA from Columbia Business School.

     GORDON C. RAUSSER, PH.D. Gordon Rausser is a director of U.S. Cancer Care, Inc. Dr. Rausser was the co-founder and principal at the Law and Economics Consulting Group, Inc., ("LECG") an economics consulting group that provides consulting and litigation support services to primarily Fortune 500 companies. Dr. Rausser was a director of LECG (NYSE:XPT) until its sale. He is currently a senior consultant at Charles River associates (NASDAQ:CRAI). He is Chairman of the Board of TriColor Line, Inc., a commercial real estate and export/import company, with offices in San Francisco, London and Prague, Chairman of the Board of Opt4 Derivatives, and Director of Diversified Therapy Corporation. From 1994 through 2000 Dr. Rausser served as Dean of the College of Natural Resources at the University of California, Berkeley; and since 1986 has been a Robert Gordon Sproul Distinguished Professor at the University. He has won 16 national awards for his innovative economic research and strategy analysis. He has also served as Chairman of his academic department on two separate occasions. While on leave from the University, Dr. Rausser served as Senior Economist on the Council of Economic Advisors (1986-1987), and as Chief Economist of the Agency for
International Development. Dr. Rausser has a Bachelor of Science degree from California State University, Fresno, and a Master of Science degree and Ph.D. from the University of California, Davis.

     CHARLES J. JACOBSON. Charles Jacobson is a Director of U.S. Cancer Care, Inc. Mr. Jacobson was Chairman of U.S. Cancer Care, Inc. from May 1998 to May 2000. Mr. Jacobson was the Director of New Business Development for Hospital Affiliates, Inc., from 1972 to 1980. From 1980 to 1983, he served on the development team of CIGNA Healthcare in the state of Florida. Since 1983, Mr. Jacobson has been the Chairman and Chief Executive Officer of Jacobson Consulting, Inc. ("JC"), a diversified healthcare consulting firm and third party administrator. JC is provider of development and management consulting and fiscal intermediary services to hospital, physician group, independent practice associations, and other ancillary service organizations throughout the southeastern United States. He also serves on the Board of Directors of Chiro Alliance Corp. and Pricare Management Services Corporation, all of which are a management service organizations serving physician groups in the southeastern United States. Mr. Jacobson served as a President of U.S. Diagnostic Equity partners, a joint venture between Phycor, Inc., (NYSE: PHY) and US Diagnostic, Inc., and as a director of Diversified Therapy Corporation, a national network of wound care treatment centers. Mr. Jacobson holds a Bachelor of Science degree from Christian Brothers University and an MBA from De Paul University, Graduate School of Business.

     JOHN J. FUERY, MD. Dr. Fuery is Director of U.S. Cancer Care, Inc. He is also a member of the Medical Advisory Board. At its formation in January 1983, Dr. Fuery was USCC's first president and Medical Director. Dr. Fuery is Board-Certified in radiation oncology and has 23 years of clinical experience. He received his medical degree form the University of California, San Francisco, and his Bachelor of Arts degree from the University of California, Berkeley. Dr. Fuery received his radiation oncology training at the University of California, San Francisco. He is currently on the facility as Assistant Clinical Professor. Dr. Fuery is the father of W. Brian Fuery.

     JOHN H. ZEEMAN. Mr. Zeeman is a Director elect contingent upon a Preferred Stock investment effective with the Worldwide Equipment merger. Since 1973 Mr. Zeeman has served as Chairman of Mariner Financial Corporation, a financial consulting firm which provides strategic planning and financing. Mr. Zeeman currently serves as a Director for New Horizon Diagnostics Inc., a company engaged in the manufacturing and sale of proprietary biomedical products. From 1989 to 1997 Mr. Zeeman served as Chairman of the Executive Committee of Teklicon Inc., a high technology firm specializing in litigation support. From 1995 to 1997 he was CEO of Condyne Electronics, Inc., a company specializing in electronic energy conservation equipment. Concurrently from 1991 to 1997, he served as a Director to HDA International SA, a leading European remanufacturer of computer parts for IBM, Sony and others.

     From  1968  to  1973  Mr.  Zeeman  served  as  President  & CEO  of  Appolo
Industries. He resigned after the company was sold, and he and Mr. William McGowan organized MCI Communications Inc. Mr. Zeeman provided the original seed monies and served as a Director to MCI until it's original public offering.

     Mr. Zeeman has served as a financial analyst and corporate finance partner in several New York Stock Exchange member firms including L.F. Rothschild and Andresen. Mr. Zeeman served as an Officer in the Royal Dutch Navy and was a graduate of its Academy.

     JOHN W. WELLS, JR., MD. Dr. Wells is a Director elect contingent with the proposed Jacksonville Beach Clinic acquisition, and has been a member of the U.S. Cancer Care, Inc. Medical Advisory Board since October 1998. Dr. Wells is a Board-Certified Radiation Oncologist and is currently the Chief of Radiation Oncology at Orange Park Medical Center in Jacksonville, Florida. Dr. Wells was a naval aviator in the United States Marine Corps. Dr. Wells earned both a Bachelor and Master of Science degree in Mathematics at Auburn University, his medical degree at the Medical College of Georgia, and took his residency at Stanford University. Dr. Wells is a member of the Duval County Medical Society of Clinical Oncology, and the American Endocrine-therapy Society.

     No  appointee  for a  director  position  has  been  subject  of any  civil
regulatory   proceeding  or  any  criminal   proceeding,   except  as  disclosed
hereinabove.


TRANSACTIONS WITH MANAGEMENT AND OTHERS

     There were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest except as set forth below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

     Officer and director Mitchell Hymowitz received compensation for services which he converted to shares (see "Compensation of Directors and Executive Officers" hereafter).

     U.S. Cancer Care, Inc., of which the new Directors and the newly appointed Officers are members of management and controlling shareholders, agreed to exchange 100% of the outstanding shares of U.S. Cancer Care, Inc. for 6,741,942 restricted shares of Worldwide Equipment Corp., representing 83.24% of the outstanding common shares; (ii) all the series A preferred stock of U.S. Cancer Care, Inc. shall be exchanged for 1000 Series B voting preferred shares of Worldwide Equipment Corp. and (iii) all the Series B preferred stock of U.S. Cancer Care shall be exchanged for 1000 Series C voting preferred shares of Worldwide Equipment Corp., and all the Series C preferred stock of U.S. Cancer Care shall be exchanged for 1000 Series D voting preferred shares of Worldwide Equipment Corp.

     The following persons, who are to be appointed officers and directors, will have an interest in the form of share ownership (post-acquisition of U.S. Cancer Care, Inc.) as shown:

                                   Number of           Number of
                                   Shares Owned        Shares Owned
                                   beneficially        beneficially
                                   and of record       and of record
                                   pre-transaction     post-transaction
                                   ---------------     -----------------

Shyam B. Paryani, MD                    0                401,098

Jeffrey A. Goffman                      0              1,000,000

Richard Padelford                       0                125,000

Randy C. Sklar                          0                      0

W. Brian Fuery                          0                642,833

Stanley A. Trotman, Jr.                 0                      0

Gordon C. Rausser, Ph.D.                0                      0

Charles J. Jacobson                     0                      0

John J. Fuery, MD                       0              1,573,834

John H. Zeeman                          0                      0

John W. Wells, Jr.                      0                      0

COMMITTEES OF THE BOARD OF DIRECTORS

     The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.

MEETINGS OF THE BOARD OF DIRECTORS

     There were irregular meetings of the Registrant's Board of Directors during the current fiscal year, or during the past fiscal year, as necessary for the reorganization and restructuring to facilitate an acquisition.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     During the Registrant's past fiscal year, and the current fiscal year, no executive officer of the Registrant received cash compensation other than reimbursement for expenses incurred on behalf of the Registrant, no compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.

The following table sets forth all compensation awarded to the sole director and officer. Options do not reflect the reverse stock split.

                           PERIOD                          SALARY       OTHER

Mitchell Hymowitz          November 1997 - October 1998    $150,000     200,000
                                                                        Options
                                                                        Exercise
                                                                        @$4.00
                           November 1998 - October 1999    $144,375     None
                           November 1999 - February 2000   $ 30,000     None
                           March 2000 - Present                None     None

WEC issued Mitchell Hymowitz 1,975,000 shares of common stock (pre-reverse split) as payment of his salary from April 1999 through February 2000, included as salary above.


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

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: December 21, 2000                    Worldwide Equipment Corp.




                                            by:/s/Mitchell Hymowitz
                                            Mitchell Hymowitz, President














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